Exhibit 2.8a
WAIVER AND
AMENDMENT NO. 1 TO AGREEMENT AND PLAN MERGER
     This Waiver and Amendment No. 1 to Agreement and Plan of Merger (the “Waiver and Amendment”) is made and entered into as of August 19, 2010, by and among Smith & Wesson Holding Corporation, a Nevada corporation (“S&W”), Universal Safety Response, Inc., a Delaware corporation (“USR”), and William C. Cohen, Jr. (“Stockholders’ Representative”), on behalf of the former stockholders of Universal Safety Response, Inc., a New York corporation (“Old USR”).
RECITALS
     A. S&W, SWAC-USR I, Inc., a Delaware corporation (“SWAC I”), USR (formerly known as SWAC-USR II, Inc. (“SWAC II”)), Old USR, and Stockholders’ Representative are parties to that certain Agreement and Plan of Merger, dated as of June 18, 2009 (the “Merger Agreement”), pursuant to which (i) SWAC I merged with and into Old USR, and (ii) immediately thereafter, Old USR merged with and into SWAC II (which changed its name to Universal Safety Response, Inc.). Unless otherwise indicated, all capitalized terms used herein shall have the meaning assigned to them in the Merger Agreement.
     B. Pursuant to Section 9.6 of the Merger Agreement, the Merger Agreement may not be modified or amended other than by an agreement in writing duly executed by all parties thereto.
     C. S&W, USR, and Stockholders’ Representative believe that it is in their mutual best interests to waive certain provisions of the Merger Agreement and amend the Merger Agreement pursuant to the provisions contained herein.
AGREEMENT
     In consideration of the promises and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows.
     1. Waiver of Sections 1.1(j), 4.7(a)(i), 4.7(a)(ii), and 4.9 of the Merger Agreement. Each of S&W, USR, and Stockholders’ Representative (on behalf of the former stockholders of Old USR) hereby (a) waives the requirements set forth in, as well as any and all rights of such party and any obligations of each other party under, Sections 1.1(j), 4.7(a)(i), 4.7(a)(ii), and 4.9 of the Merger Agreement, and (b) agrees that Sections 1.1(j), 4.7(a)(i), 4.7(a)(ii), and 4.9 of the Merger Agreement shall have no further force and effect following the date hereof.
     2. New Section 1.1(l) of the Merger Agreement. A new Section 1.1(l) shall be added to the Merger Agreement, which shall read as follows:
(l)	Additional Merger Consideration.
     (i) Delivery of Additional Merger Consideration. On March 18, 2011 (the “Delivery Date”), S&W shall deliver to the Stockholders’ Representative, on behalf of the USR stockholders, based on their proportionate ownership of USR Common Stock at the Effective Time, 4,080,000 additional shares of S&W Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) (the “Additional Merger Consideration”).

     (ii) No Rights as Stockholder until Delivery. The USR stockholders shall not have any rights, benefits, or entitlements with respect to the shares of S&W Common Stock constituting the Additional Merger Consideration until such shares of S&W Common Stock have been delivered to the USR stockholders on the Delivery Date. Subject to any other agreements between any USR stockholder and S&W, on or after the Delivery Date, the USR stockholders shall have, with respect to the shares of S&W Common Stock constituting the Additional Merger Consideration, all of the rights of a holder of S&W Common Stock.
     (iii) Effect of Change in Control of S&W. In the event of a Change in Control (as defined in Section 1.1(j)(viii) above) of S&W after the Effective Time but prior to the Delivery Date, S&W shall deliver to the Stockholders’ Representative, on behalf of the USR stockholders and immediately prior to the consummation of such event, the Additional Merger Consideration.
     (iv) Tax Treatment. For tax purposes, the Additional Merger Consideration shall be treated as comprised of two components, respectively a principal component and an interest component, the amounts of which shall be determined as provided in Treasury Regulation Section 1.483-4(b) example (2) using the 3-month test rate of interest provided for in Treasury Regulation Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period. As to such Additional Merger Consideration paid to each USR stockholder, shares representing the principal component (with a value equal to the principal component) and shares representing the interest component (with a value equal to the interest component) shall be represented by separate share certificates.
     3. Effect of Waiver and Amendment. Except as expressly waived or amended hereby, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof.
     4. Controlling Law. This Waiver and Amendment shall be governed by and construed in accordance with the laws of the state of Delaware for all purposes and all respects, without regard to the conflict of law provisions of such state.
     5. Counterparts. This Waiver and Amendment may be executed and delivered by each party hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same agreement.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, S&W, USR, and Stockholders’ Representative have executed this Waiver and Amendment No. 1 to Agreement and Plan of Merger as of the day and year first above written.

SMITH &WESSON HOLDING CORPORATION
By:	/s/ Michael F. Golden
Michael F. Golden, President and Chief Executive Officer

UNIVERSAL SAFETY RESPONSE, INC.
By:	/s/ Matthew A. Gelfand
Matthew A. Gelfand, President

/s/ William C. Cohen, Jr.
WILLIAM C. COHEN, JR., as Stockholders’
Representative

3